December 22, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Courtney Haseley

RE:

Park City Group, Inc.

Post-Effective Amendment No. 1 to

Registration Statement on Form SB-2 on Form S-3

Filed December 6, 2010

File No. 333-145087

Dear Ms Haseley:

Per your request on today’s date requesting additional information relating to the resignation of Mr. Jacobsen from the Board of Directors of Park City Group, Inc. (the “Company”), please be advised that Mr. Jacobsen sent his notice of resignation in a letter dated Thursday, July 8, 2010 (the “Letter”).  The Letter was sent via first class mail, addressed to the Company’s Chairman, Mr. Randy Fields. Mr. Fields’ assistant received the letter on Monday, July 12, 2010, and immediately provided it to Mr. Fields.  No one at the Company, including Mr. Fields, the Chairman of the Board of Directors of the Company, had prior notice of Mr. Jacobsen’s resignation, prior to the receipt of the Letter on July 12, 2010.  Upon receipt of the Letter, Mr. Fields instructed his assistant to provide the Letter to myself as the General Counsel, which she did on either July 14th or 15th.  I provided the Letter to outside counsel on Thursday, July 15.  The Current Report on Form 8-K was filed immediately on July 15, 2010.

The Company does not currently have a written policy regarding communication of resignations from executive officers or directors of the Company.  However, immediately upon receipt of any written or other form of notice of resignation from an executive officer or director of the Company, it is the practice of the Company that such resignation is communicated to myself, as General Counsel, for determination whether public disclosure is required.  Such determination is typically made with the assistance of outside securities counsel.

In light of the issues raised by Mr. Jacobsen’s resignation, the Chairman intends to recommend that the Board of Directors formally consider a communications policy at its next regularly scheduled meeting, and to integrate the policy into the Company’s disclosure controls and procedures.

Should you require further clarification of either of the issues raised in this letter, please contact the undersigned at 435-645-2160.

Very truly yours,

/s/  Ed Clissold

Ed Clissold

General Counsel

Park City Group, Inc.

cc:

Daniel W. Rumsey

Disclosure Law Group, LLP